Exhibit 99.11

NICE Actimize Wins 2024 FTF News Technology Innovation Award for Best
Operational Risk Management Solution

NICE Actimize’s X-Sight Onboard Client Lifecycle Management solution reduces costly processes so FIs can realize faster time to revenue

Hoboken, NJ, September 26, 2024 – NICE Actimize, a NICE (Nasdaq: NICE) business, was named a 2024 winner in the FTF News Technology Innovation Awards, achieving recognition in the “Best Operational Risk Management Solution” category for its X-Sight Onboard Client Lifecycle Management solution.  Following a shortlisting process, the final award winners for this year’s competition were determined by votes cast online by FTF News’ readers and industry participants.

The NICE Actimize X-Sight Onboard Client Lifecycle Management solution is a dynamic, data-driven CLM solution that reduces long and costly processes so financial institutions (FIs) can realize faster time to revenue while delivering exceptional customer experiences and complying with confidence.

"Onboarding new clients seamlessly is critical to the success of a financial institution’s operations, and our CLM solution reduces long, costly onboarding processes so firms can realize faster time to revenue while delivering exceptional client experiences,” said Craig Costigan, CEO, NICE Actimize. “We thank the readers of FTF News for their continuing confidence in our financial crime risk solutions including our industry-leading onboarding solutions.”

“We are thrilled to congratulate all winners of the 2024 FTF News Technology Innovation Awards. Your dedication, excellence, and commitment to pushing the boundaries of innovation have truly set a remarkable standard of excellence in our industry that is hard to beat,” said Maureen Lowe, Founder and President, FTF and FTF News. “NICE Actimize has demonstrated leadership and innovation in the highly competitive field of operational risk during a time in our industry where financial crime is at an all-time high.”

In defining the parameters for this year’s category award for Operational Risk Management, FTF News stated, “This award goes to the provider that has shown the most creativity in mitigating operational risk whether it is related to onboarding and KYC challenges, reputational concerns, margining and collateral management woes, data mismanagement, disaster recovery/business continuity, corporate governance, and other issues that may hamper operations.”

For more information on NICE Actimize’s X-Sight Onboard Client Lifecycle Management solution, please click here.

About Financial Technologies Forum
Financial Technologies Forum, LLC (FTF) is the place to learn from, market to and interact with the people and companies that are driving the post-trade processing industry. FTF is committed to being a timely and reliable source for thought-leading opinions and insights, valuable news, and effective training for everyone in post-execution operations. For vendors to this industry, the forum provides an efficient, cost-effective platform from which to generate top-of-mind awareness among their target markets via content marketing, sponsorships, webinars, advertising and much more.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-646-408-5896, media@nice.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law